John H. Lively The Law Offices of John H. Lively & Associates, Inc. A Member Firm of The 1940 Act Law GroupTM 11300 Tomahawk Creek Parkway, Suite 310 Leawood, KS 66211 Phone: 913.660.0778 Fax: 913.660.9157

May 31, 2016

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     World Funds Trust (the “Trust”) (File Nos. 811-22172 and 333-148723)

Dear Ms. Sprague and Ms. Cherko:

On February 29, 2016, the Trust filed with the Securities and Exchange Commission (the “Commission”) Post-Effective Amendment No. 159 under the Securities Act of 1933, as amended (the “1933 Act”) and Amendment No. 160 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the Trust’s registration statement (collectively, the “Amendment”). The Amendment was filed for the purpose of adding the DGHM MicroCap Value Fund (the “Fund”) as a new portfolio series to the Trust.

We received comments separately from each of you relating to the Amendment. The comments received from Ms. Cherko are labeled “Accounting Comments” and those received from Ms. Sprague are labeled “1940 Act Comments.” This letter response to both sets of comments. For your convenience and reference, I have summarized the comments in this letter and provided the Trust’s response below each such comment. As discussed with the Staff, the Trust has filed an additional 485A filing in order to add financial statements to the Amendment. As also discussed, the Trust is seeking acceleration of that 485A filing. Following the acceleration, the Trust will file a Post-Effective Amendment to the Registration Statement pursuant to Rule 485(b) under the 1933 Act (the “B-Filing”). The B-Filing is being made for the purpose of incorporating modifications to the Fund’s prospectus and statement of additional information in response to your comments on the Amendment as described in this letter, and to make other minor and conforming changes.

Accounting Comments

1.
Comment:     Please include audited financial statements in the 485A filing that conform to Generally Accepted Accounting Practices, Regulation S-X and that include a full (as opposed to summary format) Statement of Investments.

Response: The Trust will provide the requested financial statements in the 485A filing.

2.	Comment: Please include the ticker symbols on the EDGAR filing when available.

Response: The Trust will include the ticker symbols when available.

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
May 31, 2016

3.
Comment:     In footnote 2, please remove the sentence that states “[t]he total amount of reimbursement recoverable by the Advisor is the sum of all fees previously waived or reimbursed by the Advisor to the Fund during any of the previous three (3) years, less any reimbursement previously paid.

Response: The Trust has revised the disclosure as you have requested.

4.	Comment: Please complete the Expense Example in the next filing.

Response: The Trust has completed the Expense Example.

1940 Act Comments

General

5.	Comment: Please provide the Tandy representation on the response letter.

Response: The Trust has provided the Tandy representation below.

6.	Comment: Please provide a marked version of the Prospectus and Statement of Additional Information to the Staff prior to the filing of the B-Filing.

Response: The Trust has provided a marked version of the Prospectus and Statement of Additional Information to the Staff.

Prospectus

Fund Summary – Fees and Expenses of the MicroCap Value Fund

7.
Comment:     In regards to the line item for the Shareholder Services Plan, please add a footnote indicating that the 0.06% associated with the Plan is an estimate for the Fund’s initial fiscal year as the Plan allows for up to 0.25% per year.

Response: The Trust has revised the disclosure as you have requested.

8.
Comment:     Footnote 2 to the fee table refers to dividend expenses on short sales. Please confirm that dividend expenses on short sales, if any, will be included in the “other expenses” line item of the fee table.

Response: The Trust confirms that dividend expenses on short sales, if any, will be included in the “other expenses” line item to the fee table.

9.	Comment: The penultimate sentence in footnote 2 to the fee table appears duplicative. Please consider deleting that sentence.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
May 31, 2016

10.	Comment: Please complete the expense example.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Principal Investment Strategies

11.	Comment: In the second to last sentence of the first paragraph, please explain what is meant by “and similar instruments.” Please list those instruments.

Response: The Trust has removed the wording “and similar instruments” as the primary instruments in which the Fund expects to invest are listed.

12.	Comment: In the second paragraph, the sentence beginning with “The Advisor focuses on....” seems to be missing a comma. Please review.

Response: The Trust has revised the disclosure to add a comma.

13.
Comment:     The disclosure states that in pursuit of the Fund’s investment objective, it may invest in more than one sector. Please confirm in regards to the below sentence that “significant” refers to an investment less than 25% of the Fund’s assets.

In pursuit of its investment objective, the MicroCap Value Fund may invest a significant portion of its assets in one or more sectors of the equity securities market, such as healthcare, technology, natural resources, etc.

Response:     The Advisor has confirmed to the Trust that it does not intend to invest 25% or more of its assets in any one industry or group of industries, i.e., the Fund does not intend to concentrate its investments in any one industry or group of industries.

Fund Summary – Principal Risks

14.
Comment:     The Fund includes sector risk disclosure. The disclosure suggests that the Fund may focus its investments in healthcare, technology, and natural resources. Please add a bullet point list in the risk disclosure section that identifies these particular sectors.

Response: The Trust notes that this disclosure was intended to serve as an example and not a listing of the sectors in which the Fund would invest. The Trust has removed the examples.

15.
Comment:     Please confirm to the staff in your response letter whether acquired fund fees and expenses are expected to be less than 1 basis point. If more than 1 basis point, please add the required line item in the fee table.

Response:     The Trust confirms that the Fund’s expected indirect expenses from investments in other investment companies would be less than 1 basis point and, as such, has not included the acquired fund fees and expenses line item in the fee table.

16.	Comment: The Fund has identified certain strategies that do not have corresponding risks. Please add risk disclosure on equity securities and convertible securities.

Response: The Trust has attempted to revise the disclosure in a manner consistent with your comment.

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
May 31, 2016

17.	Comment: Please revise the introductory paragraph to this section so that the disclosure conforms to Item 4(b)(1)(i) of Form N-1A.

Response: The Trust has revised the disclosure as you have requested.

18.	Comment: Please elaborate on the microcap risk and, specifically, explain why investments in microcap companies involve greater risks than investments in larger companies.

Response: The Trust has revised the disclosure as you have requested.

19.	Comment: Portfolio turnover risk is disclosed as a risk to the Fund. Please add a corresponding strategy to the Fund’s investment strategy section.

Response: The Trust has revised the disclosure as you have requested.

Fund Summary – Fund’s Past Performance

20.	Comment: Please consider including the name of the predecessor fund in this section.

Response: The Trust has revised the disclosure as you have requested.

21.	Comment: Please revise the first sentence in this section to add “subsequent to the transfer of assets by ________ ” to the end.

Response: The Trust has revised the disclosure as you have requested.

22.	Comment: Please advise the Staff in your correspondence letter of the exemption from registration on which the predecessor fund relied.

Response: The predecessor fund has relied on Section 3(c)(1) of the 1940 Act.

23.
Comment:   The disclosure indicates that the predecessor fund had an investment objective and strategy similar to that of the Fund. Please disclose, if applicable, if the predecessor fund also had policies, guidelines and restrictions similar to those of the Fund.

Response: The Trust has revised the disclosure as you have requested.

24.
Comment:   The Staff understands that the Trust is relying on the Mass Mutual no-action letter in order to include performance of the predecessor fund in the Fund’s prospectus. As such, please provide the following information: (i) describe the background of the predecessor fund, including information about why it was created; (ii) explain why the Adviser chose to register the predecessor fund; (iii) state whether the Adviser managed any other private funds that are or were materially equivalent to the predecessor fund, and, if any, were those other funds converted to registered investment companies and if not, why not; (iv) to the extent there were any such funds as described in (iii), please advise whether any materially equivalent fund had lower performance as compared to the predecessor fund; (v) please state whether the predecessor fund will transfer substantially all or just a portion of its securities to the Fund;

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
May 31, 2016

(vi) please state whether the predecessor fund could have complied with Subchapter M of the Internal Revenue Code (“Code”) even though it was not required to do so; (vii) please confirm whether total return data was calculated pursuant to SEC methods found in Item 26 of Form N-1A; and (viii) please confirm that the Trust has the records necessary support the calculation of the performance according to Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended (the “Advisers Act”).

Response: The Adviser has advised the Trust of the following:

(i)
The predecessor fund (i.e., the DGHM Microcap, G.P.) was formed on December 18, 1991. The predecessor fund’s objective is to maximize total return through investing primarily in a portfolio of publicly traded equity securities of issuers whose total market capitalization, at the time of purchase, falls in the microcap sector of the stock market. The predecessor fund pursues its objective by seeking capital appreciation, both realized and unrealized, and current income, notwithstanding the fact that any given investment or strategy may present higher than average risk. The partnership base of the predecessor fund is comprised largely of employees (current and former) and their family members, and was established primarily for the purpose of making the strategy available to such persons at investment levels that were lower than the minimum account sizes for separate account clients.

(ii)
The predecessor fund is being reorganized into the Fund because of the Adviser’s desire to make the strategy available to a wider investor base with the objective of raising additional capital in the Fund. The strategy has been only available to certain separate account clients and/or through the predecessor fund.

(iii)
The Adviser does not manage any other private funds that are managed with investment objectives and strategies similar to the Fund. The Adviser does manage a separate account strategy that is managed with objectives and strategies similar to that of the Fund and the predecessor fund.

(iv)
As noted above, there are no other private funds that are managed with the same investment objectives and strategies as the Fund. The Adviser has represented to the Trust that the performance of the predecessor fund is materially the same as the other separate accounts represented in the Adviser’s separate account composite for this strategy.

	(v)	The predecessor fund will transfer all of its assets to the Fund.
	(vi)	The Adviser has represented to the Trust that it believes that the predecessor fund could have complied with Subchapter M of the Code even though it was not required to do so.
	(vii)	The Adviser has represented to the Trust that the performance data was calculated in accordance with Item 26 of Form N-1A.
	(viii)	The Adviser has confirmed that it has the records necessary to support the calculation of performance in accordance with applicable rules, including those under the Advisers Act.

25.	Comment: In the third paragraph in this section, please explain what is meant by “individually privately offered fund accounts.”

Response:      The performance of the predecessor fund has been adjusted downward to reflect fees that would have been assessed utilizing a management fee that will be put in place for separate accounts utilizing the same strategy as the predecessor fund, which was 1.25%. As noted previously, the predecessor fund was marketed to employees of the Adviser and management fees were not assessed to the partners of the predecessor fund. While the Fund will only assess a 1.00% management fee, the Trust and the Adviser believe it is more conservative to present the performance net of the management fee that would have been assessed to the separate account client, which results in lower performance. That is, the Fund has made a one-time adjustment to the Fund’s performance to reflect the deduction of a

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
May 31, 2016

management fee. The proposed adjustment does not result in return figures that are higher than would have resulted from the use of the actual expenses paid by the predecessor fund. The Trust has made clarifications to the disclosure on this point.

26.
Comment:     Please check the www.dghm.com website. When the Staff attempted to refer to the site there was a re-direction issue and it was not easily accessible. Please check to make sure any re-direction works.

Response: The Adviser has indicated to the Trust that it will review the website and its accessibility.

27.	Comment: Please include a definition for the Fund’s secondary index.

Response: The Trust has revised the disclosure as you have requested.

28.	Comment: Please change the heading “Management” to “Investment Adviser.”

Response: The Trust has revised the disclosure as you have requested.

29.
Comment:     Please confirm in your correspondence letter if the three portfolio managers also comprised the investment management team of the predecessor fund. Additionally, did the portfolio managers manage the predecessor fund since 1991 or 2005?

Response:     The three portfolio managers primarily responsible for the day-to-day management of the DGHM MicroCap Value Fund (Bruce H. Geller, Jeffrey C. Baker, and Donald L. Porter) were also responsible for the management of the predecessor fund, as part of the Adviser’s investment team. This investment team has managed the predecessor fund since 1991; Mr. Geller, Mr. Baker, and Mr. Porter began managing the fund as part of the investment team in 1992, 2000, and 2005, respectively.

General Summary Information / Purchase and Sale of Fund Shares

30.	Comment: Please remove or move the last two sentences from the summary prospectus to the statutory prospectus.

Response: The Trust has relocated the disclosure as you have requested.

General Information / Distributor

31.	Comment: In the second paragraph of this section, please clarify that the distribution plan pursuant to Rule 12b-1 relates only to the Investor Class Shares.

Response: The Trust has revised the disclosure as you have requested.

32.	Comment: Please review the sentence in this section beginning with “Pursuant to ...” as it may be missing some words.

Response: The Trust has revised the disclosure as you have requested.

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
May 31, 2016

Redeeming Shares / Minimum Account Size

33.
Comment:     If the Trust were to exercise their right to redeem an account involuntarily, would a shareholder have to pay the 60 day redemption fee. If so, please disclose in this section that the redemption fee would be charge.

Response: The Trust’s administrator has confirmed that if such a redemption is made by the Trustees, no 60-day redemption fee would be charged. As such, no additional disclosure has been added.

34.
Comment:     Please disclose in this section that the automatic redemption of shares is a non-retirement account would be subject to taxation. You may add a cross-reference to the tax disclosure in the prospectus and SAI to address this.

Response: The Trust has revised the disclosure as you have requested.

Statement of Additional Information

35.	Comment: Pursuant to Item 14 of Form N-1A, please disclose the name of the Registrant of which the Fund is a series on the cover page of the SAI.

Response: The Trust has revised the disclosure as you have requested.

Investment Limitations

36.	Comment: It appears that investment limitation (6) and (7) are on the same line. Please fix the formatting.

Response: The Trust has corrected the formatting and added a space between limitations (6) and (7).

37.	Comment: Please review the paragraph beginning with “With respect to fundamental investment restriction #7” and consider if it should be investment restriction #4.

Response: The Trust has revised the disclosure as you have requested.

Description of Trust

38.	Comment: Please review the second sentence in the second paragraph as it seems to be duplicative.

Response: The Trust has revised the disclosure as you have requested.

Management and Other Service Providers

39.	Comment: The sentence beginning with “The Chairman of the Board,” looks strange; please review and consider if any terms are missing.

Response: The Trust has reviewed and corrected the disclosure in this sentence.

Board of Trustees

40.	Comment: In the sentence beginning with “The Board of Trustees oversees the Trust and certain ...” it appears there are words missing. Please review and correct.

Response: The Trust has reviewed and corrected the disclosure in this sentence.

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
May 31, 2016

41.
Comment:     In the second paragraph in this section, the disclosure indicates that the Trust’s most recent fiscal year end is February 29, 2016 and other places it seems to indicate December 31st. Please correct.

Response: The Trust has revised the disclosure as you have requested.

Investment Advisor / Portfolio Managers

42.	Comment: Please correct the reference to the DGHM Funds in the portfolio manager ownership chart.

Response: The Trust has made the correction.

Administrator, Fund Accountant and Transfer Agent

43.	Comment: Please change the one reference from CSS to CFS.

Response: The Trust has made the correction.

Distribution Plans

44.	Comment: Please clarify that the Rule 12b-1 distribution plan only applies to the Investor Class Shares.

Response: The Trust has revised the disclosure as you have requested.

Part C / Exhibit List

45.	Comment: If the CSS wind-down has occurred, please update the exhibit list to reflect the new agreements with CFS and remove the older agreements that are no longer in effect.

Response: The Trust has updated the Exhibit List.

46.	Comment: Please file as an Exhibit the consent from Grant Thornton regarding the financial statements for the partnership.

Response: The Trust will file as an Exhibit the consent.

* * *

The Trust acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filings; and

Ms. Lauren Sprague
Ms. Kathy Cherko
U.S. Securities and Exchange Commission
May 31, 2016

•	The Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (913) 660-0778 regarding the responses contained in this letter.

Sincerely,

/s/ John H. Lively

John H. Lively